UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ X ] Form 10-Q	[ ] Form N-SAR

For Period Ended: September 30, 2015

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSIONS AS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: VERSHIRE CORPORATION

Address of Principal Executive Office (Street and Number):

72-3b, Jln puteri 2/4, bdr puteri Puchong 47100, Selangor, Malaysia

Tel: +60122953206

Email: nubus2006@yahoo.com

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed). The Registrant hereby represents that it is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2015 without unreasonable effort or expense. The Registrant was not able to complete its Quarterly Report within the necessary period of time. The Registrant further represents that the Form 10-Q will be filed by no later than November 19, 2015, which is the 5th day following the date on which the Form 10-Q was due.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

WONG Boon Thye	+60	122953206
_____________________	___________	_____________________
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES [  ] NO

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vershire Corporation, a Nevada corporation, has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2015	VERSHIRE CORPORATION
By: /s/ Wong Oon Leong
_____________________
Wong Oon Leong
President, Chief Executive Officer and Director
Principal Executive Officer

By: /s/ Wong Boon Thye
_____________________
Wong Boon Thye
Treasurer, Chief Financial Officer and Director

By: /s/ Sin Yoke Chong
_____________________
Sin Yoke Chong
Company Secretary